                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 18 )*

                             THE LIBERTY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   530370 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 4 pages.

CUSIP NO.  530370 10 5              SCHEDULE 13G     PAGE   2   OF   4    PAGES
          -------------                                   -----     ----


---------------------------------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            W. Hayne Hipp

---------------------------------------------------------------------------------------------------------

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                    (A)      [ ]
                                                                                (B)      [X]

---------------------------------------------------------------------------------------------------------

     (3)  SEC USE ONLY

---------------------------------------------------------------------------------------------------------

     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                       United States of America

---------------------------------------------------------------------------------------------------------
                           (5)      SOLE VOTING POWER
  NUMBER OF                                                                434,475 Shares
   SHARES                  ------------------------------------------------------------------------------
BENEFICIALLY               (6)      SHARED VOTING POWER
  OWNED BY                                                               2,488,819 Shares
   EACH                    ------------------------------------------------------------------------------
 REPORTING                 (7)      SOLE DISPOSITIVE POWER
PERSON WITH                                                                434,475 Shares
                           ------------------------------------------------------------------------------
                           (8)      SHARED DISPOSITIVE POWER
                                                                         2,488,819 Shares
---------------------------------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         2,923,294 Shares
---------------------------------------------------------------------------------------------------------

     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES *                                                               [ ]


---------------------------------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                14.1%

---------------------------------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON *                                             IN

---------------------------------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILING OUT!

                                PAGE 2 OF 4 PAGES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G
                    Under The Securities Exchange Act of 1934

Item 1(a). Name of Issuer:

                  The Liberty Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

                  2000 Wade Hampton Boulevard
                  Greenville, South Carolina 29615

Item 2(a). Name of Person Filing:

                  W. Hayne Hipp

Item 2(b). Address of Principal Business Office or, If None, Residence:

                  2000 Wade Hampton Boulevard
                  Greenville, South Carolina 29615

Item 2(c). Citizenship:

                  United States of America

Item 2(d). Title of class of securities:

                  Common Stock

Item 2(e). CUSIP Number:

                  530370-10-5

Item 3. Not Applicable

Item 4. Ownership:

        (a)  Amount Beneficially Owned:                         2,923,294 shares

        (b)  Percent of Class:                                       14.1%

        (c)  Number of shares as to which such person has:

             (i)  Sole power to vote or direct the vote           434,475 shares

             (ii) Shared power to vote or direct the vote       2,488,819 shares

             (iii) Sole power to dispose or direct the
                   disposition of                                 434,475 shares

             (iv) Shared power to dispose or direct
                  the disposition of                            2,488,819 shares

         Mr. Hipp disclaims beneficial ownership of all the shares shown above except the 434,475 shares as to which he has sole voting and dispositive power.

Item 5. Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6. Ownership or More than Five Percent on Behalf of Another Person:

         The shares shown in Item 4(ii) and (iv) above are held by persons or entities having the right to receive dividends and sale proceeds as follows:

         (a) 762,036 shares (or 3.7%) are held by Wachovia Bank, Greenville, South Carolina, as trustee of trusts for the benefit of the adult children of Mr. Hipp's deceased aunt (Dorothy Hipp Gunter). Mr. Hipp and an unrelated individual are committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts and action with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

                                Page 3 of 4 Pages

         (b) 416,000 shares (or 2.0%) are held by Wachovia Bank, Greenville, South Carolina, as trustee of trusts for the benefit of Boyd Calhoun Hipp II and Beth Louise Hipp Clifton. Mr. Hipp and William R. Patterson are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

         (c) 596,144 shares (or 2.9%) are held by Wachovia Bank, Greenville, South Carolina as trustee of trusts for the benefit of Mr. Hipp's brother and sister. Mr. Hipp and Mr. Hipp's brother and sister are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

         (d) 277,731 shares (or 1.3%) are held by the Francis M. Hipp Foundation and The W. Hayne Hipp Foundation. Mr. Hipp is a trustee of each foundation.

         (e) 106,333 shares (or .5%) are held by Wachovia Bank, Greenville, South Carolina, as trustee of trusts for the benefit of Dorothy Gunter Leland and Cecil Guy Gunter, Jr. Mr. Hipp, Mrs. Leland and Mr. Gunter are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

         (f) 302,023 shares (or 1.5%) are held by Mr. Hipp, Mr. Hipp's brother and Wachovia Bank, Greenville, South Carolina, as Personal Representatives under the Last Will and Testament of Mr. Hipp's father, Francis M. Hipp.

         (g) 12,045 shares (or .1%) are held by Mr. Hipp's wife.

         (h) 16,507 shares (or .1%) are held by the W. Hayne Hipp 1990 Family Trust for the benefit of his children. Mr. Hipp's wife and an unrelated individual serve as Co-Trustees of this Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8. Identification and Classification of Members of the Group:

                  Not applicable.

Item 9. Notice of Dissolution of the Group:

                  Not applicable.

Item 10. Certification:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 2, 1998                               /s/ W. Hayne Hipp
                                               -------------------------
                                               W. Hayne Hipp


                               Page 4 of 4 Pages.